March 1, 2007

Alex Taylor
Chief Executive Officer
FGX International Holdings Limited
500 George Washington Parkway
Smithfield, RI 02917

> **Re: FGX International Holdings Limited**
> **Registration Statement on Form S-1**
> **Filed February 7, 2007**
> **File No. 333-139525**

Dear Mr. Taylor:

We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Market, Ranking and Other Data, page i

1.   We note your response to our prior comment 4. Please provide us independent, objective support for your statement that your data source "is regarded as the primary source of market data in the optical industry."

Prospectus Summary, page 1

2.   We note your response to our prior comment 7 and your revisions to the summary. However, the disclosure of your company's strengths and strategies still appears extensive. We reissue the comment in part. . If you want to highlight key aspects of your competitive strengths and strategies, consider listing these in a bullet-point format, with one sentence per bullet point, otherwise please move such details to the body of the prospectus.

3.   We note your response to our prior comment 9. Please provide us with copies of the materials you cite and mark them to show the data presented. Also, it does not appear that the limited information you have provided supports the statements you make. We reissue the comment. Please provide independent, objective support for the statements regarding your leadership as well as your statements about your market share and market standing.

Risk Factors, page 12

4.   We note your response to our prior comment 16. We reissue the comment. Your risk factors must immediately follow the prospectus summary or one-page prospectus cover. Please relocate the information currently on page i to an appropriate section of your document.

Risks Related to this Offering and Our Ordinary Shares, page 25

5.   Please refer to prior comment 23. Please address the following:

- Your materiality assessment relating to 2004 and 2003 misstatements should include an analysis of qualitative factors since SAB 99 requires quantitative and qualitative considerations in materiality judgments. Please provide.

- Include a schedule showing the impact of the errors on EPS by fiscal year and on a quarterly basis.

- Explain in greater detail why operating income misstated by $167,000 or 90.8% is not material for restatement.

- Discuss whether you or your auditors are aware of any waived adjustments for any of the years in which the errors occurred and explain how they impacted your materiality assessment.

- Address whether the errors have a material effect on any of the segment data included in your filings.

Capitalization Table, page 33

6.   Please refer to prior comment 27. Cash and cash equivalents are not capital and therefore should be excluded from the capitalization table. Please revise.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 38

Nine Months Ended September 30 2006 Compared to Nine Months Ended October 1,
2005, page 45

7.   Please refer to prior comment 28. We note that you classify buybacks as current
        and long-term assets on your balance sheet and amortize the amounts over the
        term of the contract as a reduction of net sales. Please address the following:

        • Quantify the amount of buybacks recorded in the balance sheets and as a
          reduction of net sales in all periods presented.
        • Tell us how classification of the buyback as an asset meets the criteria in CON
          6, paragraphs 25-31.

        • Explain if you take possession of the products of the previous supplier. If so,
          explain if these products are recorded in your inventory.

        • Tell us how you determine the write-offs related to the buybacks and the
          accounting policy with regards to these write-offs.

Non-GAAP discussion, page 52

8.   Please refer to prior comment 15. We note that EBITDA, as defined under your
        credit facility, is not calculated in the same manner as the EBITDA and adjusted
        EBITDA figures presented in your non-GAAP discussion. Therefore, adjusted
        EBITDA as presented in your filings does not appear to comply with Item 10(e)
        of Regulation S-K, which is further clarified in Question 10 of the FAQ
        Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Given
        that you indicate the non-GAAP measure labeled "adjusted EBITDA" is intended
        to be used as a performance measure, we would expect the measure to not exclude
        charges or liabilities that require or will require, cash settlement, or would have
        required cash settlement absent an ability to settle in another manner and we
        would expect the measure not to eliminate or smooth items identified (implicitly
        or explicitly) as non-recurring, infrequent or unusual, when the nature of the
        charge or gain is such that it is reasonably likely to recur within two years, or
        there was a similar charge or gain within the prior two years. The non-GAAP
        financial measure "adjusted EBITDA" appears to violate the prohibition in Item
        10(e) of Regulation S-K as it excludes charges that are required to be cash settled
        and likely to recur within two year.

Please revise to remove the "adjusted EBITDA" disclosure or tell us why <u>each</u> adjustment labeled (b) through (h) would not be prohibited under Item 10(e) of Regulation S-K.

9.   In this regard, we note that you present adjusted EBITDA because you believe it is useful for investors to analyze disclosures of your operating results on the <u>same basis</u> as that used by your management. We also note that adjusted EBITDA is used to "facilitate operating performance comparisons from period to period." Please address the following:

- Please confirm that the adjustments reflected in your non-GAAP measures are also reflected in, and are consistent with, the measurement principles you use to assess segment performance pursuant to SFAS 131.

- Otherwise, discuss the reasons for any differences in the two approaches.   We may have further comment.

<u>Grants of Plan-Based Awards in Fiscal 2005, page 88</u>

10.   Per Instruction 2 of the Instructions to Item 402(d) of Regulation S-K, if Mr. Taylor's award provides for only a single estimated payout, such amount should be reported under the column entitled *target* as opposed to *maximum*. Please revise.

11.   Please revise your table to provide the information required by Item 402(d)(2)(viii).

<u>Certain Relationships and Related Transactions, page 115</u>

12.   We note your response to our comments 47 and 48. Please update this section to provide information as of a date more recent than December 31, 2006.

<u>Securities Ownership of Certain Beneficial Owners and Management, page 117</u>

13.   We note your response to our prior comment 50. Please explain why you cannot say with certainty that Mr. Berggruen has beneficial ownership of the shares.

14.   We note your response to our prior comment 52. We reissue the comment. Please describe the transactions in which each selling shareholder acquired the offered shares. Include the date of the transaction and the consideration paid.

Financial Statements, page F-1

15.   Please refer to prior comment 60. The financial statement should be updated, as
        necessary, to comply with Item 3-12 of Regulation S-X at the effective date. In
        this regard, you must update to include audited financial statements for your fiscal
        2006 in your next amendment.

16.   Please refer to prior comment 61. We still note that on pages 11, 43, 55, F-13, F-
        17, F-F-20, F-23, F-25, you refer to using a valuation of an independent third
        party when determining fair value of your stock options, derivative instruments
        and purchase price of Magnivision. Please revise the filing to name the
        independent valuation expert here and in the Experts section and include their
        consent as an exhibit. Refer to Rule 436 and Item 601(b)(23) of Regulation S-K.

Undertakings

17.   We note your response to our prior comment 71. We reissue the comment. Please
        note that due, in part, to the language of Securities Act Rule 430C(d), the
        undertakings included in Item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K
        should be included in filings for initial public offerings. Please revise your filing
        to include these undertakings.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority,
    declare the filing effective, it does not foreclose the Commission from taking any
    action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Julie Sherman at (202) 551-3640 or in her absence, Angela Crane at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Donn A. Beloff, Esq.
       Brian J. Gavsie, Esq.